EXHIBIT (a)(1)(viii)
FORM OF REMINDER E-MAIL
(DATES MAY CHANGE IF EXPIRATION DATE OF OFFER IS EXTENDED)
The Delek US Holdings, Inc. Offer to Exchange Certain Outstanding Options for Replacement Options (the “Offer”) remains open. The Offer will expire at 10:00 p.m., Central Time, on June 10, 2009 (unless we extend the Offer).
According to our records, you have not submitted an Election Form for your eligible options. Participation in the Offer is voluntary; however, if you would like to participate, you must complete an Election Form before the expiration of the Offer. Election forms and other documents relating to the Offer (including instructions) are available on the Offer website at https://delekus.equitybenefits.com (the “Offer Website”). If you are unable to submit your Election Form electronically via the Offer Website as a result of technical failures (such as the Offer Website being unavailable or the Offer Website not accepting your election) or if you do not otherwise have access to the Offer Website for any reason (including lack of access to internet services), a properly signed and completed Election Form must be delivered via facsimile or by hand delivery by 10:00 p.m., Central Time, on June 10, 2009 to:
Option Exchange Administrator
Delek US Holdings, Inc.
7102 Commerce Way
Brentwood, TN 37027
Facsimile Number (615) 435-1271
E-Mail option.exchange@delekus.com
The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions. We urge you to respond early to avoid any last minute problems. If you are unable to, or choose not to submit electronically, only documents that are complete, signed and delivered to the Option Exchange Administrator by the deadline will be accepted. Documents submitted by any other means, including United States mail, FedEx, UPS, DHL or similar delivery service are not permitted. If you have questions, please direct them to the Option Exchange Administrator as indicated above.
This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange; (2) the e-mail from Kathy Roadarmel dated May 13, 2009; (3) the Summary of the Option Exchange Program; (4) the Election Form; (5) the Instructions Forming Part of the Terms and Conditions of the Offer; and (6) the Agreement to Terms of Election. You may access these documents on the Offer Website or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

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